NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

RAZOR ENERGY CORP. ANNOUNCES UNIT RIGHTS OFFERING FOR
UP TO $10 MILLION

May 8, 2023 - Calgary, Alberta - Razor Energy Corp. ("Razor") (TSXV: RZE) is pleased to announce that it is offering rights (the "Rights Offering") to eligible holders of its common shares (the "Common Shares") of record at the close of business on May 16, 2023  (the "Record Date").

The Rights Offering is being conducted in connection with Razor’s debt settlement agreement with Alberta Investment Management Corporation (“AIMCo”),  pursuant to which AIMCo and Razor have agreed, subject to certain terms and conditions, to the settlement of all obligations owing by Razor to AIMCo under the senior second amended and restated loan agreement dated February 16, 2021 through the transfer (the “FutEra Share Transfer Transaction”) to AIMCo of equity interests held by Razor in FutEra Power Corp., as disclosed in Razor’s press release dated May 1, 2023 (the “Recapitalization Transaction”).

Pursuant to the Rights Offering, each holder of Common Shares resident in a province or territory in Canada or in the United States (subject to restrictions in certain states) (the "Eligible Jurisdictions") will receive one right (a "Right") for each one Common Share held. Each whole Right will entitle the holder to subscribe for 0.494555 of a unit (a "Rights Unit"). Each Rights Unit will consist of one Common Share (a "Unit Share") and one transferable Common Share purchase warrant (a "Unit Warrant"). Each Unit Warrant will entitle the holder to purchase, subject to adjustment in certain circumstances, one Common Share at a price of $1.20 per Common Share for a period of five years from the date of issuance.

Holders of Common Shares will need to exercise 2.022 Rights to acquire one Right Unit. A holder of Rights must pay $0.80 (the “Subscription Price”) to purchase one Right Unit. No fractional Rights Units, fractional Unit Shares or fractional Unit Warrants will be issued and, where the exercise of Rights would otherwise entitle the holder of Rights to a fractional Rights Unit, fractional Unit Share or fractional Unit Warrant, the holder’s entitlement will be reduced to the next lowest whole number of Rights Unit, Unit Share or Unit Warrant, as applicable, and no cash or other consideration will be paid in lieu thereof.

Razor expects to raise gross proceeds of up to $10 million from the Rights Offering and intends to use the proceeds to fund certain production enhancement activities and for general working capital purposes. The expected closing date of the Rights Offering and the Recapitalization Transaction is June 12, 2023.

The Rights will trade on the TSX Venture Exchange ("TSXV") under the symbol RZE.RT commencing on May  15, 2023. Holders of Common Shares purchased on or following the Record Date will not be entitled to receive Rights under the Rights Offering. The Rights Offering expires at 4:00 p.m. (Calgary time) (the "Expiry Time") on June 7, 2023. Rights are exercisable until the Expiry Time, after which time unexercised Rights will be void and of no value.

Directors and officers of Razor have indicated their intention to exercise some or all of their Rights, subject to market conditions.

The Rights Offering includes an additional subscription privilege under which eligible holders of Rights who fully exercise their Rights will be entitled to subscribe for additional Rights Units, if available and subject to proration, that are not otherwise subscribed for in the Rights Offering.

There are currently 25,275,250 Common Shares outstanding. An aggregate of 25,275,250 Rights are expected to be issued to subscribe for up to 12,500,000 Rights Units pursuant to the Rights Offering. The final number of Rights to be issued will depend on the actual number of issued and outstanding Common Shares on the Record Date. Following completion of the Rights Offering and assuming the exercise of all Rights, Razor expects that there will be approximately 37,775,250 Common Shares outstanding.

Standby Commitment

Pursuant to a standby purchase agreement dated May 1, 2023 between AIMCo and the Corporation (the "Standby Purchase Agreement), up to $5,825,000 of the Rights Offering has been guaranteed by AIMCo, assuming the fulfilment of all closing conditions to the Standby Purchase Agreement (the "Standby Commitment"), including that a minimum of $1,000,000 of subscription proceeds (the "Minimum Additional Proceeds") have been received from holders of Rights other than AIMCo and its affiliates.

In the event that the Minimum Additional Proceeds are not received, the Corporation will not receive any funds from AIMCo and the Rights Offering will not be completed.  In such circumstances, Alliance Trust Company, as subscription agent, will return all subscription funds delivered by subscribers without interest or deduction.

Assuming the Minimum Additional Proceeds are received and the Standby Commitment is completed in full to the standby maximum of $4 million in accordance with the terms and conditions of the Standby Purchase Agreement, the Corporation will issue a minimum of 8,531,250 Unit Shares and 8,531,250 Unit Warrants in connection with the Rights Offering and pursuant to the terms of the Standby Purchase Agreement for aggregate gross proceeds of $6,825,000.

AIMCo currently holds approximately 18.25% of Razor’s issued and outstanding Common Shares.  If all of the holders of Rights do not exercise their Rights in full then AIMCo’s ownership percentage of Common Shares owned will increase. AIMCo would own or control approximately 35.18% of the outstanding Common Shares following the completion of the Rights Offering, assuming the Minimum Additional Proceeds are the only proceeds that have been received from holders of Rights other than AIMCo and its affiliates and the Standby Commitment is completed in full to the standby maximum of $4 million.

Razor does not expect that shareholder approval will be required if any new control person is created through the exercise of Rights pursuant to the Rights Offering, given that the Rights will be listed for trading on the TSXV and the Subscription Price is at a “significant discount” to the closing price of the Common Shares on the TSX Venture Exchange on May 5, 2023 of $1.00, being the last trading day prior to the announcement of the Rights Offering.

Eligibility

The Rights Offering will be conducted only in the Eligible Jurisdictions. Accordingly, and subject to the detailed provisions of Razor's Rights Offering circular (the "Circular"), Rights will not be delivered to, nor will they be exercisable by, persons resident outside of the Eligible Jurisdictions ("Ineligible Holders"), unless an Ineligible Holder satisfies Razor that their participation in the Rights Offering is lawful and in compliance with all applicable securities and other laws, in which case Razor will direct the depositary and subscription agent, Alliance Trust Company ("Alliance"), to issue its Rights. After 5:00 p.m. on May 28, 2023 (10 days prior to the Expiry Time), such Rights may be sold on their behalf by Alliance.

Details of the Rights Offering are set out in Razor's Rights Offering notice (the "Notice") and Circular, which will be available under Razor's profile on SEDAR at www.sedar.com. The Notice and rights certificate (the "Rights Certificate") will be mailed to each eligible shareholder, excluding Ineligible Holders, of Razor as at the Record Date. To subscribe, registered shareholders must forward the completed Rights Certificate together with the applicable subscription funds to Alliance prior to the Expiry Time. Shareholders who hold their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights Offering Circular covers the offer and sale of the Unit Shares and Unit Warrants issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Razor has filed with the SEC in the United States a Registration Statement on Form F-7, available and under Razor's profile on EDGAR at www.sec.gov/edgar, under the U.S. Securities Act so that the Unit Shares and Unit Warrants issuable upon exercise of the Rights will not be subject to transfer restrictions. Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah, and Wisconsin) may not permit the Corporation to offer Rights and/or Units in such states, or to certain persons in those states, or may otherwise limit the Corporation's ability to do so, and as a result the Corporation will treat those states as Ineligible Jurisdictions under the Rights Offering. In these states, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws ("Eligible U.S. Institutions"). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Corporation. Holders in, or that hold their securities for the account or benefit of any person in, such jurisdictions that are not Eligible U.S. Institutions will not be permitted to exercise their Rights but may transfer the Rights outside of the United States in accordance with Regulation S under the U.S. Securities Act.

MI 61-101 Matters

AIMCo is a "related party" of Razor pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").  AIMCo owns or controls (directly or indirectly) 4,612,728 Common Shares (representing approximately 18.25% of the outstanding Common Shares) and is a significant shareholder of Razor.

With respect to the FutEra Share Transfer Transaction and the Standby Commitment, while such transactions are expected to constitute "related party transactions" for the purposes of MI 61-101, the FutEra Share Transfer Transaction is exempt from the formal valuation requirements of MI 61-101 as Razor is not listed on a specified market that would require compliance with such formal valuation requirements (as set forth in Section 5.5(b) of MI 61-101) and is further exempt from the minority shareholder approval requirements of MI 61-101 by virtue of Section 5.7(e) of MI 61-101 which provides that a related party transaction is exempt from the minority shareholder approval requirements if the issuer is in serious financial difficulty, the transaction is designed to improve the financial position of the company (among other criteria) and there is no other requirement to hold a meeting of shareholders to approve the transaction.

As part of their deliberations in respect of the Recapitalization Transaction, a special committee formed by Razor (each of whom are "independent directors" in respect of the Recapitalization Transaction for the purposes of MI 61-101)  (the “Special Committee”) considered the financial position of Razor and the objectives of the Recapitalization Transaction, and the criteria and conditions with respect to the financial hardship exemptions described above, including the fact that there is no requirement, corporate or otherwise, to hold a meeting to obtain any approval of the holders of Common Shares for the Recapitalization Transaction, and in this regard unanimously determined that: (i) Razor is in serious financial difficulty; (ii) the Recapitalization Transaction (including the FutEra Share Transfer Transaction) is designed to improve the financial position of Razor; and (iii) the terms of the Recapitalization Transaction (including the FutEra Share Transfer Transaction) are reasonable in the circumstances of Razor.

A discussion and description of the review and approval process adopted by the Special Committee and other information required by MI 61-101 in connection with the Recapitalization Transaction, including further details and the facts supporting reliance on the financial hardship exemptions described above, will be set forth in Razor’s material change report to be filed under Razor’s SEDAR profile at www.sedar.com.

About Razor

Razor is a publicly traded junior oil and gas development and production company headquartered in Calgary, Alberta, concentrated on acquiring, and subsequently enhancing, producing oil and gas properties primarily in Alberta. Razor's is led by experienced management and a strong, committed Board of Directors, with a long-term vision of growth, focused on efficiency and cost control in all areas of the business. Razor currently trades on TSXV under the ticker "RZE".

www.razor-energy.com

About FutEra

FutEra leverages Alberta's resource industry innovation and experience to create transitional power and sustainable infrastructure solutions to commercial markets and communities, both in Canada and globally. Currently, FutEra operates a first of its kind co-produced geothermal and natural gas hybrid power project in Swan Hills, Alberta.

www.futerapower.com

Razor has two active subsidiaries, FutEra and Blade Energy Services Corp. ("Blade").

About Blade

Blade Energy Services is as subsidiary of Razor.  Operating in west central Alberta, Blade's primary services include fluid hauling, road maintenance, earth works including well site reclamation and other oilfield services.

www.blade-es.com

For additional information please contact:

Doug Bailey	Kevin Braun
President and Chief Executive Officer	Chief Financial Officer
Razor Energy Corp	FutEra Power Corp
Executive Director
FutEra Power Corp

Razor Energy Corp

800, 500-5th Ave SW

Calgary, Alberta T2P 3L5

Telephone: (403) 262-0242

READER ADVISORIES

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements which involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of Razor to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In addition, the use of any of the words "anticipate", "believe", "intend", "may", "is", "will", "should", "expect" and similar expressions are intended to identify forward-looking statements.

The forward-looking statements are based on certain key expectations and assumptions made by Razor, including but not limited to expectations and assumptions concerning the Recapitalization Transaction and the Rights Offering (including the use of proceeds, structure, timing and terms and conditions), expectations relating to the completion of the Recapitalization Transaction and the Rights Offering and regulatory approval for listing of the Rights. Although Razor believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Razor can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. These include, but are not limited to, risks associated with the completion of the Rights Offering and the Recapitalization Transaction, the ability of Razor to obtain regulatory approvals in the manner contemplated, changes in general market conditions, industry conditions and events, changes in legislation and regulation, and other factors in the annual information form and management discussion and analysis of Razor which are available on SEDAR at www.sedar.com.  Razor cautions that the foregoing list of factors that may affect future results is not exhaustive, and new, unforeseeable risks may arise from time to time.

The forward-looking statements contained in this press release are made as of the date hereof and Razor undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.